[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 4 2008
DIVISION OF MARKET REGULATION

SECI 08032175 IISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 42nd Floor
(No. and Street)

New York (City) | NY (State) | 10005-1101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N.B. Rucker 212-813-6368
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) | New York (City) | NY (State) | 10017 (Zip Code)

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 4 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 03/24/11

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ⊟ (a) Facing Page.
- ⊟ (b) Statement of Financial Condition.
- ⊟ (c) Statement of Income (Loss).
- ⊟ (d) Statement of Changes in Financial Condition.
- ⊟ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ⊟ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ⊟ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ⊟ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation

(A wholly-owned subsidiary of
MarketAxess Holdings Inc.)

Financial Statements and
Supplementary Schedules
December 31, 2007

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholders of
MarketAxess Corporation

In our opinion, the accompanying balance sheet and the related statements of operations, changes in shareholder's equity and cash flows, present fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2008

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 38,837,352
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $653,817	13,315,982
Furniture, fixtures, and equipment, net of accumulated depreciation of $19,414,302	2,703,471
Software development, net of amortization of $11,516,803	5,438,804
Prepaid expenses	930,066
Deferred taxes	16,064,765
Other assets	1,185,253
Total assets	$ 78,975,693
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 10,553,325
Deferred revenue	741,665
Accounts payable and other liabilities	5,807,830
Total liabilities	17,102,820
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	54,042,951
Retained earnings	7,829,912
Total shareholder's equity	61,872,873
Total liabilities and shareholder's equity	$ 78,975,693

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2007

Revenues	
Commissions	$ 61,353,513
Information and user access fees	5,876,825
License fees	198,136
Interest income	1,327,606
Other	2,970,752
Total revenues	71,726,832
Expenses	
Employee compensation and benefits	30,076,419
Depreciation and amortization	6,942,095
Technology and communications	6,648,216
Professional and consulting fees	4,390,732
Marketing and advertising	1,474,347
Occupancy	1,757,704
General and administrative	3,012,663
Total expenses	54,302,176
Income before income taxes	17,424,656
Provision for income taxes	7,961,635
Net income	$ 9,463,021

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2006	1,000	$ 10	$ 54,163,416	$ 3,116,449	$ 57,279,875
Dividend to MarketAxess Holdings Inc.	-	-	(5,250,442)	(4,749,558)	(10,000,000)
Capital contribution from MarketAxess Holdings Inc.	-	-	5,129,977	-	5,129,977
Net income	-	-	-	9,463,021	9,463,021
Balance, December 31, 2007	1,000	$ 10	$ 54,042,951	$ 7,829,912	$ 61,872,873

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 9,463,021
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	6,942,095
Deferred taxes	92,720
Provision for bad debts	389,324
Changes in operating assets and liabilities	
Increase in accounts receivable	(1,397)
Decrease in prepaid expenses	76,639
Increase in other assets	(873,780)
Increase in accrued employee compensation	1,579,599
Increase in deferred revenue	80,598
Decrease in accounts payable, accrued expenses, and other liabilities	(279,809)
Net cash provided by operating activities	17,469,010
Cash flows from investing activities	
Purchases of furniture, equipment and leasehold improvements	(1,518,944)
Capitalization of software development costs	(3,025,341)
Net cash used in investing activities	(4,544,285)
Cash flows from financing activities	
Dividends paid to MarketAxess Holdings Inc.	(10,000,000)
Additional paid in capital from MarketAxess Holdings Inc.	5,129,977
Net cash used in financing activities	(4,870,023)
Net increase in cash and cash equivalents	8,054,702
Cash and cash equivalents	
Beginning of year	30,782,650
End of year	$ 38,837,352
Supplemental cash flow information	
Cash paid during the year for income taxes	$ 93,997

The accompanying notes are an integral part of these financial statements.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), was incorporated in Delaware on September 12, 1997, and operates an electronic trading platform for corporate bonds and certain other types of fixed-income securities, serving as an electronic platform through which the Company's active institutional investor clients can access the liquidity provided by its broker-dealer clients. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competitive, executable bids or offers from multiple broker-dealers, and to execute trades with the broker-dealer of their choice. The Company offers its clients the ability to trade U.S. high-grade corporate bonds, credit default swaps, agencies, high yield and emerging markets bonds. The Company's DealerAxess® trading service allows dealers to trade fixed-income securities with each other on its platform. The Company also provides data and analytical tools that help its clients make trading decisions, and facilitates the trading process by electronically communicating order information between trading counterparties. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash maintained at a U.S. bank and in money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less.

Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions, to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expense in the Company's Statement of Operations.

Deposit with Clearing Broker
The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Depreciation and Amortization
Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs
The Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the preliminary software project stage. Once the product is ready for its intended use, such costs are amortized on a straight-line basis

over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN 48"), which applies to all tax positions accounted for under SFAS 109. A "tax position" includes current or future reductions in taxable income reported or expected to be reported on a tax return. FIN 48 supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" (greater than 50% likelihood) to be sustained based solely on its technical merits as of the reporting date. In making this assessment, a company must assume that the taxing authorities will examine the position. As a result of the implementation of FIN 48 effective January 1, 2007, the Company recognized an increase in deferred tax assets of $2,685,913 related to previously unrecognized tax benefits, which was accounted for as an increase in accrued expenses of $2,685,913. See Note 6, "Income Taxes."

Revenue Recognition
The majority of the Company's revenues are derived from monthly distribution fees and commissions for trades executed on its platform that are billed to its broker-dealer clients on a monthly basis. The Company also derives revenues from information and user access fees, license fees, investment income and other income. Other income includes revenue from technology services.

Commissions are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type and maturity of the bond traded. Under the Company's transaction fee plans, bonds that are more actively traded or that have shorter maturities are generally charged lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions.

The Company enters into agreements with its broker-dealer clients pursuant to which the Company provides access to its platform through a non-exclusive and non-transferable license. Broker-dealer clients typically pay an initial license fee, which is due and payable upon execution of the broker-dealer agreement. The initial license fee varies by agreement and at a minimum is intended to cover the initial set-up costs incurred to enable a broker-dealer to begin using the Company's electronic trading platform. Revenue is recognized in the first three months of the agreement in the estimated amount of the set-up costs incurred (50% in the first month, 40% in the second month and 10% in the third month), and the remaining amount is deferred and recognized ratably over the

initial term of the agreement, which is generally three years. The Company anticipates that license fees will be a less material source of revenues on a going-forward basis.

Stock-Based Compensation for Employees
The Company's employees participate in the stock incentive plans of the Parent. The Parent measures and recognizes compensation expense for all share-based awards in accordance with SFAS No. 123 (Revised 2004), "Share-Based payment" ("SFAS 123R"). This statement requires that compensation expense for all share-based payment awards be recognized based on estimated fair values as of the grant date. SFAS 123R supersedes the Parent's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" for periods beginning in fiscal 2006.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company's share of stock-based compensation expense recognized in the Company's Statement of Operations for the year ended December 31, 2007 included compensation expense for share-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". The Company's share of stock-based compensation expense is based on awards ultimately expected to vest. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company executes riskless principal transactions between its broker-dealer clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in matching back-to-back trades, which are then settled through a third-party clearing organization. Settlement typically occurs within one to three trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit risk in its role as trading counterparty to the broker-dealer clients executing trades on the DealerAxess® platform. The Company is exposed to the risk that third parties that owe money, securities or other assets will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase risk. Where the unmatched position or failure to deliver is prolonged there may also be regulatory capital charges required to be taken by the Company.

The majority of the Company's cash is held at a major U.S. bank. Given this concentration, the Company may be exposed to certain credit risk.

Guarantees

The Company clears all of the dealer-to-dealer riskless principal transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

In the normal course of business the Company enters into contracts that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of $21,474,084 which exceeded its required net capital of $1,140,188 by $20,333,896. The Company's ratio of aggregate indebtedness to net capital was .80 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, are comprised of the following:

Computer, software and related equipment	$ 15,822,930
Office hardware	3,056,802
Furniture and fixtures	1,403,202
Accumulated depreciation	(17,896,787)
Total furniture and equipment, net	2,386,147
Leasehold improvements	1,834,839
Accumulated amortization	(1,517,515)
Total leasehold improvements, net	317,324
Total furniture, equipment, and leasehold improvements, net	$ 2,703,471

5. Software Development Costs

Software development costs, are comprised of the following:

Software development costs	$ 16,955,607
Accumulated amortization	(11,516,803)
Total software development costs, net	$ 5,438,804

During the year ended December 31, 2007, software development costs totaling $3,025,341 were capitalized. Non-capitalized software costs and routine maintenance costs are expensed as

incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations.

6. Income Taxes

The Company files a U.S. federal consolidated tax return with its Parent, and unitary or combined returns for states that allow unitary or combined filing. The Company records tax benefits and expenses that relate to its business and utilizes net operating losses in a manner that is consistent with their use in the consolidated tax returns. With the exception of New York and Connecticut state tax returns, all U.S. federal and state income tax returns have not been subject to audit. The Company's New York State franchise tax returns for 2000 through 2003 are currently under examination. The Company cannot estimate when the examination will conclude. During 2007, an examination of the New York City tax returns for 2001 to 2003 concluded with no adjustments. In addition, an examination of the Company's Connecticut income tax returns for 2003 and 2004 concluded in 2007 resulting in a payment of taxes and interest aggregating $110,000.

The provision for income taxes included in the Statement of Operations is as follows:

Current:	
Federal	$ -
State and local	80,497
Total current provision	80,497
Deferred:	
Federal	5,379,235
State and local	2,501,903
Total deferred provision	7,881,138
Provision for income taxes	$ 7,961,635

The difference between the Company's reported provision for income taxes and the amount computed by multiplying pre-tax income by the U.S. federal statutory rate of 35% is as follows:

Federal tax at statutory rate	$ 6,098,630	35.00 %
State taxes - net of federal benefit	1,713,839	9.84 %
Permanent differences	159,745	0.92 %
Incentive stock options	149,984	0.86 %
Changes in tax rates	149,945	0.86 %
Other	(601)	0.00 %
Tax credits	(309,907)	(1.78)%
Provision for income taxes	$ 7,961,635	45.70 %

The following is a summary of the Company's net deferred tax assets:

Deferred tax assets	
Net operating loss carryforwards	$ 13,517,929
Depreciation	983,436
Allowance for doubtful accounts	288,072
Charitable contributions carryforwards	214,573
Goodwill and other intangible assets	280,502
Stock based compensation	1,129,582
Tax credits	2,704,850
Total deferred tax assets	19,118,944
Valuation allowance	(623,040)
Net deferred tax assets	18,495,904
Deferred tax liability	
Capitalized software development costs	(2,431,139)
Deferred tax assets, net	$ 16,064,765

A summary of the Company's net operating loss and tax credit carryforwards and their expiration dates is as follows:

Year of expiration	**Tax Operating Losses**	**Tax Credits**
U.S. carryforwards:		
2012 to 2018	$ -	$ 193,085
2019	992,055	91,666
2020	2,524,150	3,451
2021	14,431,610	-
2022	19,082,073	122,475
2023 to 2027	21,938,191	1,918,990
Total U.S. carryforwards	58,968,079	2,329,667
Credits with no expiration date		375,184
	$ 58,968,079	$ 2,704,851

The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. If it is not more likely than not that some portion or all of the gross deferred income tax assets will be realized in future years, a valuation allowance is recorded.

In 2000 and 2001, MarketAxess Corporation had an ownership change within the meaning of Section 382 of the Internal Revenue Code. Net operating loss carryforwards of $39,214,097 existed as of the date of ownership change. However, only $6,788,899 are deemed utilizable and recognized in the net operating loss carryforwards shown above. In the first quarter of 2007, the Parent experienced an ownership change within the meaning of Section 382 of the Internal Revenue Code. The Company does not believe that this ownership change significantly impacts the ability to utilize existing net operating loss carryforwards. In addition, the Company's net

operating loss and tax credit carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

In accordance with FIN 48, certain deferred tax assets aggregating $14,104,961 were no longer recognized and the related valuation allowance was reversed effective January 1, 2007. As of December 31, 2007, the valuation allowance relates to certain tax credit and charitable contribution carryforwards that are not expected to be realized. The rollforward of the valuation allowance is as follows:

Valuation allowance at January 1, 2007	$	14,768,188
Increase (decrease) to valuation allowance attributable to		
Net operating losses		(14,104,961)
Temporary differences		(40,187)
Tax credits		-
Valuation allowance at December 31, 2007	$	623,040

As a result of the implementation of FIN 48 effective January 1, 2007, the Company recognized an increase in deferred tax assets of $2,685,913 related to previously unrecognized tax benefits, which was accounted for as an increase in accrued expenses of $2,685,913. If recognized, this entire amount would impact the effective tax rate. A reconciliation of the unrecognized tax benefits is as follows:

Balance at January 1, 2007	$	2,685,913
Additions for tax positions of prior years		87,800
Reductions of tax positions of prior years		(7,303)
Settlements		(80,497)
Balance at December 31, 2007	$	2,685,913

The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statements of Operations. As of the adoption date of FIN 48, accrued interest and penalties associated with any unrecognized tax benefits were zero. Interest expense recognized for the year ended December 31, 2007 was $29,503.

7. Related Parties

As of and for the year ended December 31, 2007, the Company had the following balances and transactions with related parties that include non-controlling shareholders of the Parent:

Cash and cash equivalents	$ 38,412,941
Accounts receivable	4,720,597
Other assets	933,485
Accounts payable	393,624
Commission income	26,481,497
Information and user access fees	798,180
Interest income	1,197,693
Other income	1,975,118
General and administrative	3,535

The Company recorded in other assets a receivable of $933,485 from related parties. Also, the Company had a payable to its Parent of $217,124.

Capital contributions, for tax related items, in the amount of $5,129,977 were made by the Parent to the Company during 2007.

Under a service agreement with an affiliate, MarketAxess Europe Limited, the Company is paid to operate a European high-grade trading platform. Included in other income is $1,709,053 of service fees under this agreement.

The Company is contingently obligated for a letter of credit obtained from an affiliate of a broker-dealer client for $237,830.

8. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plans of the Parent. Stock compensation expense related to stock options and restricted stock in 2007 was $2,153,294 and $760,180, respectively.

Stock Options

Generally, stock options vest over a three-year period, at a rate of one-third after one year from the grant date and with the remaining two-thirds vesting on an equal monthly basis over the remaining two-year period. Options expire ten years from the date of grant.

The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton closed-form model ("Black-Scholes"). The Company believes that the use of the Black-Scholes model meets the fair value measurement objectives of SFAS 123R and reflects all substantive characteristics of the instruments being valued. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the award, the risk fee interest rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock and a peer group. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The expected term represents

the period of time that options granted are expected to be outstanding, which was five years during 2007.

The following table represents the assumptions used for the Black-Scholes option-pricing model to determine the per share weighted-average fair value for options granted for the year ended December 31, 2007:

Weighted-average expected life (years)	5.00
Weighted-average risk-free interest rate	4.73 %
Weighted-average expected volatility	44.71 %
Weighted-average fair value per option granted	$ 6.01

The following table reports stock option activity during the year ended December 31, 2007 and the intrinsic value as of December 31, 2007:

	Number of Shares	Weighted-Average Exercise Price	Remaining Contractual Term	Intrinsic Value
Outstanding at December 31, 2006	3,154,161	$ 10.30		
Granted	334,500	13.20		
Canceled	(351,121)	11.50		
Exercised	(411,724)	7.67		
Outstanding at December 31, 2007	2,725,816	10.90	6.78	$ 4,378,656
Exercisable at December 31, 2007	1,185,678	11.29	8.68	$ 1,979,589

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2007 of $12.83 exceeds the exercise price of the stock options.

As of December 31, 2007, the Company had $5,215,578 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Stock

Shares of restricted stock generally vest over a period of three years. Certain grants vest after five years, but contain provisions that allow for accelerated vesting over a shorter term if defined performance criteria are met. Compensation expense is measured at the grant date and recognized ratably over the vesting period. The Company considers the likelihood of meeting the performance criteria in determining the amount to expense.

The following table reports restricted stock activity during the year ended December 31, 2007:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	$ 321,994	$ 11.36
Granted	10,000	
Canceled	(22,498)	
Vested	(79,334)	
Outstanding at December 31, 2007	$ 230,162	$ 11.22

As of December 31, 2007, the Company had $2,029,094 of total unrecognized compensation expense related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 2.08 years.

9. Commitments and Contingencies

The Company operates an anonymous matching service for its broker-dealer clients. The Company executes trades on a riskless principal basis, which are cleared and settled by an independent clearing broker. Under the securities clearing agreement, the Company maintains a collateral deposit of $500,000 with the clearing broker. The Company is exposed to credit risk in the event a contra-party does not fulfill its obligation to complete a transaction. Pursuant to the terms of the securities clearing agreement between the Company and the independent clearing broker, the clearing broker has the right to charge the Company for losses resulting from a counterparty's failure to fulfill its contractual obligations. The losses are not capped at a maximum amount and apply to all trades executed through the clearing broker. At December 31, 2007, the Company recorded no contingent liabilities with regard to this right.

At December 31, 2007, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. The letter of credit for $237,830 which expires on November 9, 2008, is collateralized with a U.S. government obligation held in the name of the Parent.

The Company leases its office space under non-cancelable lease agreements expiring in 2010. These leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rentals under such leases are as follows:

Year Ending December 31,	Minimum Rentals
2008	$ 1,368,839
2009	1,376,736
2010	235,524
Total	$ 2,981,099

The total rental expense, which is included in general and administrative expense, for the year ended December 31, 2007, was $1,320,425.

In January 2007, two former employees commenced arbitration proceedings against the Company before FINRA arising out of the expiration of certain vested and unvested stock options and unvested restricted shares issued to them. In April 2007, one of those former employees brought a separate FINRA arbitration against the Parent based on the same claim he had filed against the Company. The arbitrations brought by that employee against both the Company and the Parent have been consolidated before FINRA. The claims made by these two former employees total $4.5 million plus interest.

One former employee has alleged that the Company wrongfully prevented him from exercising his vested options when he sought to do so and that the Company wrongfully claimed that such options had expired on the previous day.

The other former employee has alleged that the Company wrongfully failed to accelerate the vesting of his then unvested options and restricted shares upon his termination and to waive the 90-day time period within which he has required to exercise his vested options. He further alleges that he is entitled to a bonus for the approximately five months that he worked for us during 2006.

The Company answered both arbitration claims brought against it. The Company has vigorously defended the claims brought against it. Based on currently available information, the Company believes that the likelihood of a material loss is not probable. Accordingly, no amounts have been provided in the accompanying financial statements. However, arbitration is subject to inherent uncertainties and unfavorable rulings could occur.

10. Savings and Retirement Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $390,149 in matching contributions to the 401(k) Plan for the year ended December 31, 2007.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2007 **Supplementary Schedule I**

Net Capital		
Total shareholder's equity from statement of financial condition	$	61,872,873
Deductions		
Nonallowable assets included in the following captions from the statement of financial condition		
Accounts receivable, net		13,315,982
Furniture, equipment and leasehold improvements, net		2,703,471
Software development costs, net		5,438,804
Prepaid expenses		930,066
Deferred tax assets, net		16,064,765
Other assets		1,185,253
Tentative net capital		22,234,532
Haircut on money market funds included in cash and cash equivalents		(760,448)
Net capital		21,474,084
Required net capital (greater of $5,000 or 6-2/3% of aggregate indebtedness)		1,140,188
Excess net capital	$	20,333,896
Aggregate indebtedness included in statement of financial condition	$	17,102,820
Ratio of aggregate indebtedness to net capital		0.80 to 1

There are no material differences between the calculation above and the Company's unaudited FOCUS Report as of December 31, 2007.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirement Pursuant to SEC Rule 15c3-3

December 31, 2007 **Supplementary Schedule II**

The Company claims exemption under Rule 15c3-3(k)(2)(ii).